SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant    ☐

Filed by a Party other than the Registrant    ☒

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☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to § 240.14a-12

IRONWOOD PHARMACEUTICALS, INC.
 (Name of Registrant as Specified In Its Charter)

Sarissa Capital Offshore Master Fund LP
 Sarissa Capital Catapult Fund LLC
Sarissa Capital Fund GP LLC
Sarissa Capital Fund GP LP
Sarissa Capital Offshore Fund GP LLC
Sarissa Capital Management GP LLC
Sarissa Capital Management LP
Alexander J. Denner, Ph.D.
Mark DiPaolo

 (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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2

[PRELIMINARY PROXY MATERIAL.  SUBJECT TO COMPLETION]
2018 ANNUAL MEETING OF STOCKHOLDERS

OF

IRONWOOD PHARMACEUTICALS, INC.

PROXY STATEMENT

DATED [___________], 2018

OF

Sarissa Capital Offshore Master Fund LP
 Sarissa Capital Catapult Fund LLC
Sarissa Capital Fund GP LLC
Sarissa Capital Fund GP LP
Sarissa Capital Offshore Fund GP LLC
Sarissa Capital Management GP LLC
Sarissa Capital Management LP
Alexander J. Denner, Ph.D.
Mark DiPaolo

To Our Fellow Ironwood Stockholders:

This Proxy Statement and the accompanying GOLD proxy card are being furnished to stockholders (“Stockholders”) of Ironwood Pharmaceuticals, Inc., 301 Binney Street, Cambridge, Massachusetts 02142 (“Ironwood,” the “Corporation” or the “Company”) in connection with the solicitation of proxies by Sarissa Capital Offshore Master Fund LP (“Sarissa Offshore”) and the other Participants (as hereinafter defined), to be used at the 2018 Annual Meeting (the “Annual Meeting”) of Stockholders of Ironwood which is scheduled to be held at 9:00 a.m., Eastern Time, on Thursday, May 31, 2018, at Ironwood Pharmaceuticals, Inc., 301 Binney Street, Cambridge, MA 02142, and at any adjournments, postponements or continuations thereof. This Proxy Statement and the GOLD proxy card are first being furnished to Stockholders on or about May [__], 2018.

Proposal 1 - Election of Directors

At the Annual Meeting, the Participants will seek to elect to the Board of Directors (“Board”) of Ironwood the following person (the “Nominee”) as a Class II director:

ALEXANDER J. DENNER, PH.D.

The Beneficial Owners (as hereinafter defined) believe that the Nominee’s knowledge of investments, operations, research and development and partnerships would be extremely beneficial to Ironwood and, therefore, its stockholders and will significantly improve the expertise and leadership of the Board.  Dr. Denner has consented to being named in this Proxy Statement and, if elected, to serve as a director and the Beneficial Owners believe that Dr. Denner has the requisite set of skills to serve as a member of the Board.

The Board currently consists of nine members.  Pursuant to the terms of Ironwood’s Amended and Restated Certificate of Incorporation (as may be subsequently amended or restated, the “Certificate of Incorporation”), the Board is divided into three classes, and the directors in each class serve for three-year terms. We are soliciting proxies for our Nominee to serve as one of the three Class II directors of the Company.

Under the proxy rules we may only solicit proxies for our Nominee, which would result in limiting the ability of Stockholders that would like to vote for our Nominee to fully exercise their voting rights to vote for up to a full complement of three Class II directors.  Alternatively, we may solicit proxies in support of our Nominee and also seek authority to vote for all of the Ironwood nominees other than those Ironwood nominees we specify.  This would enable a Stockholder who desires to vote for up to a full complement of three Class II director nominees to use the GOLD proxy card to vote for our Nominee as well as the Ironwood nominees for whom we are seeking authority to vote other than those nominees as to which the Stockholder specifically withholds our authority to vote for.  We have determined to nominate Dr. Denner, and are seeking authority to vote for up to all of the Ironwood nominees other than [  ].  As a result, should a Stockholder so authorize us, on the GOLD proxy card, we would cast votes for our Nominee (Dr. Denner) and two Ironwood nominees.  None of the Ironwood nominees for whom we seek authority to vote have agreed to serve with our Nominee, if elected.

Proposal 4 – Repeal of New Bylaws

Section 1.2(a) of Ironwood’s Fifth Amended and Restated Bylaws (as may be subsequently amended or restated, “Ironwood’s Bylaws”), provides that proposals for business to be transacted by the stockholders at an annual meeting of stockholders may be made “…(iii) by any stockholder of record of the Corporation who (A) was a stockholder of record at the time of the giving of the notice contemplated in Section 1.2(b), (B) is entitled to vote at such meeting and (C) has complied with the notice procedures set forth in this Section 1.2.”

On March 29, 2018, Sarissa Offshore, a record holder of the Company’s Class A Common Stock, par value $0.001 per share (the “Shares” or “Class A Common Stock”), delivered timely notice (the “Nomination Notice”) in accordance with the foregoing and otherwise in accordance with Ironwood’s Bylaws, proposing (among other things) to adopt a resolution of the Corporation’s Stockholders that would repeal any provision of Ironwood’s Bylaws in effect at the time of the Annual Meeting that was not included in Ironwood’s Bylaws as publicly filed with the Securities and Exchange Commission (“SEC”) on or prior to March 27, 2018.

The following is the text of the proposed resolution:

“RESOLVED, that any provision of the Fifth Amended and Restated Bylaws of Ironwood Pharmaceuticals, Inc. as of the effectiveness of this resolution that was not included in the Fifth Amended and Restated Bylaws of Ironwood Pharmaceuticals, Inc. as publicly filed with the Securities and Exchange Commission on or prior to March 27, 2018, be and hereby is repealed.”

Sarissa Offshore was not aware of any such provision of Ironwood’s Bylaws at the time of the Nomination Notice, but it is possible that following March 27, 2018 and prior to the adoption of this Proposal 4, such a provision could become effective.

The Participants are reserving the right to bring Proposal 4 for consideration at the Annual Meeting because prior to the Annual Meeting, the Board may make amendments to Ironwood’s Bylaws without Stockholder approval and some or all of those amendments may not be in the best interest of the Stockholders.  This Proposal 4 would allow Stockholders to undo at the Annual Meeting all amendments to Ironwood’s Bylaws that were not publicly disclosed prior to the deadline under Ironwood’s Bylaws for Stockholders to make proposals at the Annual Meeting, including all amendments which may not be in the best interests of Stockholders and all amendments which may be in the best interests of Stockholders.  Accordingly, if the Board amends Ironwood’s Bylaws prior to the Annual Meeting, the Participants will submit Proposal 4 for approval by the Stockholders at the Annual Meeting.  In the event that the Board does not amend Ironwood’s Bylaws prior to the Annual Meeting, the Participants expect to withdraw Proposal 4 and, if such proposal is withdrawn, all references herein to voting for Proposal 4 should be disregarded.

THE PARTICIPANTS URGE YOU TO VOTE THE GOLD PROXY CARD (I) FOR DR. DENNER, AS A CLASS II DIRECTOR AND (II) FOR THE REPEAL OF NEW BYLAWS.

The Nominee and each of the other Participants have no interest in Ironwood other than through the beneficial ownership (if any) of the Shares or other securities (if any) of Ironwood, except as disclosed herein, including the Annex A hereto, and as follows:

Pursuant to the organizational documents of certain of the Beneficial Owners, Dr. Denner, Mr. DiPaolo and certain other Participants may be the beneficiary of certain indemnification obligations of such Beneficial Owners for certain actions that he may take on behalf of, or in connection with the business of, such Beneficial Owners, including in respect of the matters referred to in this Proxy Statement.

The Nominee and each of the other Participants may have an interest in the proposals being submitted for Stockholder vote at the Annual Meeting, including the election of directors, directly and/or indirectly: (i) through the beneficial ownership (if any) of Shares, as described in this Proxy Statement, including Annex A; and (ii) with respect to each of Dr. Denner and Mr. DiPaolo, through his interest in the profits, if any, derived by Sarissa Capital Management LP, a Delaware limited partnership (“Sarissa Capital”) and Sarissa Capital Fund GP LP, a Delaware limited partnership (“Sarissa GP”) and through partnership interests that he holds, directly or indirectly, in Sarissa Offshore, as described in the immediately following paragraph.  In addition, certain of the Beneficial Owners are entitled to receive performance-related fees that are based in part on the value (and any appreciation thereof) of the assets held by Sarissa Offshore and Sarissa Capital Catapult Fund

LLC, a Delaware limit liability company (“Sarissa Catapult” and, together with Sarissa Offshore, the “Direct Beneficial Owners”), which include the Shares.

Dr. Denner is the founding partner and the Chief Investment Officer of Sarissa Capital, a registered investment advisor to the Direct Beneficial Owners and the managing member of Sarissa Catapult, and is a partner of Sarissa GP, the sole member of the general partner of Sarissa Offshore and the special non-managing member of Sarissa Catapult. Mr. DiPaolo is a partner and the General Counsel of Sarissa Capital and is a partner of Sarissa GP. In their capacity as such, each of Dr. Denner and Mr. DiPaolo, has an interest in the profits, if any, derived by Sarissa Capital as the investment advisor to the Direct Beneficial Owners and by Sarissa GP as the sole member of the general partner of Sarissa Offshore and the special non-managing member of Sarissa Catapult.  These profits are based in part on the value (and any appreciation thereof) of the assets held by the Direct Beneficial Owners, which include the Shares.

DR. DENNER IS COMMITTED TO ACTING IN THE BEST INTEREST OF ALL STOCKHOLDERS OF IRONWOOD.  THE PARTICIPANTS URGE YOU TO VOTE YOUR GOLD PROXY CARD (I) FOR DR. DENNER, AS A CLASS II DIRECTOR AND (II) FOR THE REPEAL OF NEW BYLAWS.

IMPORTANT

According to the definitive proxy statement of Ironwood filed with the SEC on May 2, 2018 for the Annual Meeting (the “Ironwood Proxy Statement”), Ironwood’s Bylaws, Certificate of Incorporation and applicable law, the election of the Nominee requires the affirmative vote of a plurality of the votes cast by the holders of Ironwood’s Class A Common Stock and Class B Common Stock, par value $0.001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) voting as a single class, at a meeting at which a quorum is present in person or represented by proxy.  The election of the Nominee therefore requires that the Nominee be one of the top three nominees at the Annual Meeting (inclusive of the nominees put forth by the Company) in terms of the number of affirmative votes received. As a result, your vote is extremely important.  We urge you to mark, sign, date, and return the enclosed GOLD proxy card to vote FOR the election of the Nominee.

WE URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY IRONWOOD.  IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BY DELIVERING A LATER-DATED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE, EXECUTING A VOTE VIA INTERNET OR TELEPHONE, OR BY VOTING IN PERSON AT THE ANNUAL MEETING. SEE “VOTING PROCEDURES” AND “PROXY PROCEDURES” BELOW.

If you attend the Annual Meeting and you beneficially own shares of Common Stock but are not the record owner, your mere attendance at the Annual Meeting WILL NOT be sufficient to vote your shares or to cancel your prior given proxy card.  You must have written authority from the record owner to vote the shares of Common Stock in its name at the meeting.  Contact D.F. King & Co., Inc. at the number shown in this Proxy Statement for assistance or if you have any questions.

If you have any questions or require any assistance in executing your proxy, please call:

D.F. King & Co., Inc.
 48 Wall Street, 22nd Floor
New York, New York 10005
Stockholders call toll-free:  (800) 549-6746
Banks and Brokers call:  (212) 269-5550

The Proxy Statement, as well as other proxy materials distributed by the Participants, are available free of charge online at www.dfking.com/[__].

Only holders of record of Ironwood’s Common Stock as of the close of business on April 6, 2018 (the “Record Date”) are entitled to notice of, and to attend and to vote at, the Annual Meeting and any adjournments or postponements thereof.  According to the Ironwood Proxy Statement, as of the Record Date, there were outstanding 151,618,506 shares of Common Stock.  Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each share of Common Stock of Ironwood held on the Record Date.

As of the close of business on May [●], 2018, the Beneficial Owners may be deemed to beneficially own, in the aggregate and within the meaning of Rule 13d-3 of the Exchange Act and the Bylaws, 3,367,100 shares of Class A Common Stock, representing (i) approximately 2.45% of the Corporation’s outstanding shares of Class A Common Stock (based upon the 137,620,349 shares of Class A Common Stock stated to be outstanding as of April 6, 2018 by the Corporation as set forth in the Ironwood Proxy Statement), and (ii) approximately 2.22% of the Corporation’s outstanding shares of Common Stock (based upon the 151,618,506 shares of Common Stock stated to be outstanding as of April 6, 2018 by the Corporation as set forth in the Ironwood Proxy Statement).

The Participants and their affiliates intend to vote such Shares FOR the election of the Nominee and FOR the Repeal of New Bylaws.

VOTE (I) FOR THE NOMINEE AND (II) FOR THE REPEAL OF NEW BYLAWS BY USING THE ENCLOSED GOLD PROXY TO VOTE TODAY – BY TELEPHONE, BY INTERNET, OR BY MARKING, SIGNING, DATING AND RETURNING THE GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED TO YOU.

Participants in Solicitation of Proxies

In addition to the Nominee (who is Dr. Denner), the participants (the “Participants”) in the solicitation of proxies from Stockholders of Ironwood are listed on the cover page to this Proxy Statement.  Sarissa Capital Fund GP LLC, a Delaware limited liability company (“Sarissa GP LLC”), is the general partner of Sarissa GP, which is the special non-managing member of Sarissa Catapult and the sole member of Sarissa Capital Offshore Fund GP LLC, a Delaware limited liability company (“Sarissa Offshore GP”), which is the general partner of Sarissa Offshore.  Sarissa Capital Management GP LLC, a Delaware limited liability company (“Sarissa Capital GP”), is the general partner of Sarissa Capital.  Sarissa Capital is a registered investment advisor to Sarissa Offshore and Sarissa Catapult and is also the managing member of Sarissa Catapult.  Alexander J. Denner, Ph.D., is the managing member of Sarissa GP LLC and Sarissa Capital GP and the Chief Investment Officer of Sarissa Capital (“Dr. Denner,” and collectively with Sarissa GP LLC, Sarissa GP, Sarissa Offshore GP, Sarissa Capital GP, Sarissa Capital, Sarissa Offshore and Sarissa Catapult, the “Beneficial Owners” and each of them a “Beneficial Owner”).  As such, Dr. Denner is in a position indirectly to determine the investment and voting decisions made by each of the other Beneficial Owners.  Mark DiPaolo, Esq. is a partner and the General Counsel of Sarissa Capital and is a partner of Sarissa GP.

Annex A attached hereto sets forth, as to each Participant (including the Nominee), all transactions in securities of Ironwood effected during the past two years and their beneficial and record ownership of securities of Ironwood.

With respect to each Participant (including the Nominee), except as set forth herein or in Annex A attached hereto, (i) such Participant is not, nor was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Ironwood, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; and (ii) neither such Participant nor any of such Participant’s associates have any arrangement or understanding with any person with respect to (A) any future employment by Ironwood or its affiliates or (B) any future transactions to which Ironwood or any of its affiliates will or may be a party.

PROPOSAL 1 -- ELECTION OF DIRECTORS

Section 1.2(a) of Ironwood’s Bylaws provides that nominations of persons for election to the Board at an annual meeting of stockholders may be made “…(iii) by any stockholder of record of the Corporation who (A) was a stockholder of record at the time of the giving of the notice contemplated in Section 1.2(b), (B) is entitled to vote at such meeting and (C) has complied with the notice procedures set forth in this Section 1.2.”  On March 29, 2018, Sarissa Offshore, a record holder of Shares, delivered timely notice in accordance with the foregoing and otherwise in accordance with Ironwood’s Bylaws, notifying Ironwood that Sarissa Offshore intends to nominate and will seek to elect Dr. Denner as a Class II Director of the Company.  The Nominee, if elected, would serve a three-year term and hold office until the 2021 annual meeting of Stockholders and until a successor has been duly elected and qualified.  Background information about the Nominee is set forth below and Annex A attached hereto.

According to the Ironwood Proxy Statement, the Board of Ironwood intends to nominate three candidates for election as Class II Directors at the Annual Meeting.  This Proxy Statement is soliciting proxies to elect Dr. Denner and to enable Stockholders to vote for the Ironwood nominees other than [___].  Therefore, should a Stockholder so authorize us, we will cast votes for our Nominee, and the two Ironwood nominees who are  not [___].  None of such Ironwood nominees for whom we seek authority to vote have agreed to serve with our Nominee, if elected.

If elected, the Nominee will be a minority of the directors and will not alone be able to adopt resolutions.  However, the Nominee expects to be able to actively engage other Board members in full discussion of the issues facing the Company and resolve them together.  By utilizing his experience and working constructively with Board members, the Nominee believes he can effect positive change at the Company.

As described above, pursuant to the organizational documents of certain of the Beneficial Owners, Dr. Denner, Mr. DiPaolo and certain other Participants may be the beneficiary of certain indemnification obligations of such Beneficial Owners for certain actions that he may take on behalf of, or in connection with the business of, such Beneficial Owners, including in respect of the matters referred to in this Proxy Statement.

With respect to the Nominee and each other Participant, other than as disclosed in this Proxy Statement, (i) the Nominee and such other Participant is not, and, within the past year, was not a party to any contract, arrangement or understanding with any person with respect to any securities of the Corporation, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; and (ii) none of the Nominee, such other Participant or any of the Nominee’s or such other Participants’s associates have any arrangement or understanding with any person with respect to (A) any future employment by the Corporation or its affiliates or (B) any future transactions to which the Corporation or any of its affiliates will or may be a party.

The Nominee is independent under the independence standards applicable to the Corporation under paragraph (a)(1) of Item 407 of Regulation S-K and, if elected, would be an “independent director” as such term is defined by The NASDAQ Stock Market LLC.

DR. ALEXANDER J. DENNER, PH.D., age 48

Alexander J. Denner, Ph.D. is a founding partner and Chief Investment Officer of Sarissa Capital, a registered investment advisor formed in 2012.  Sarissa Capital focuses on improving the strategies of companies to enhance shareholder value.  From 2006 to 2011, Dr. Denner served as a Senior Managing Director of Icahn Capital, an entity through which Carl C. Icahn conducts his investment activities.  Prior to that, he served as a portfolio manager at Viking Global Investors, a private investment fund, and Morgan Stanley Investment Management, a global asset management firm.  Dr. Denner also serves as a director of Biogen Inc. since June 2009 and as a director of The Medicines Company since February 2016, all of which are healthcare companies.  Previously, Dr. Denner had also served as a director of the following healthcare companies: Bioverativ Inc., ARIAD Pharmaceuticals, Inc. (where he also served as Chairman), VIVUS, Inc., Amylin Pharmaceuticals, Inc., Enzon Pharmaceuticals and ImClone Systems Incorporated, where he also served as Chairman of the Executive Committee.   Dr. Denner received his S.B. degree from the Massachusetts Institute of Technology and his M.S., M.Phil. and Ph.D. degrees from Yale University.
Dr. Denner has a strong background overseeing the operations, capital allocation and research and development of healthcare companies and evaluating corporate governance matters. He also has extensive experience as an investor, particularly with respect to healthcare companies and has broad healthcare-industry knowledge.

WE STRONGLY URGE YOU TO VOTE FOR THE ELECTION OF DR. DENNER AND THE IRONWOOD NOMINEES OTHER THAN [  ].  BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT OR BY USING THE GOLD PROXY CARD TO VOTE BY TELEPHONE OR INTERNET. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES OF COMMON STOCK REPRESENTED BY THE GOLD PROXY CARD FOR THE ELECTION OF DR. DENNER AND THE IRONWOOD NOMINEES OTHER THAN [  ].

PROPOSAL 4 – REPEAL OF NEW BYLAWS

Section 1.2(a) of Ironwood’s Bylaws provides that proposals for business to be transacted by the stockholders at an annual meeting of stockholders may be made “…(iii) by any stockholder of record of the Corporation who (A) was a stockholder of record at the time of the giving of the notice contemplated in Section 1.2(b), (B) is entitled to vote at such meeting and (C) has complied with the notice procedures set forth in this Section 1.2.”

On March 29, 2018, Sarissa Offshore, a record holder of Shares, delivered timely notice in accordance with the foregoing and otherwise in accordance with Ironwood’s Bylaws, proposing (among other things) to adopt a resolution of the Corporation’s Stockholders that would repeal any provision of Ironwood’s Bylaws in effect at the time of the Annual Meeting that was not included in Ironwood’s Bylaws as publicly filed with the SEC on or prior to March 27, 2018.

The following is the text of the proposed resolution:

“RESOLVED, that any provision of the Fifth Amended and Restated Bylaws of Ironwood Pharmaceuticals, Inc. as of the effectiveness of this resolution that was not included in the Fifth Amended and Restated Bylaws of Ironwood Pharmaceuticals, Inc. as publicly filed with the Securities and Exchange Commission on or prior to March 27, 2018, be and hereby is repealed.”

Sarissa Offshore was not aware of any such provision of Ironwood’s Bylaws at the time of the Nomination Notice, but it is possible that following March 27, 2018 and prior to the adoption of this Proposal 4, such a provision could become effective.

The Participants are reserving the right to bring Proposal 4 for consideration at the Annual Meeting because prior to the Annual Meeting, the Board may make amendments to Ironwood’s Bylaws without Stockholder approval and some or all of those amendments may not be in the best interest of the Stockholders. This Proposal 4 would allow Stockholders to undo at the Annual Meeting all amendments to Ironwood’s Bylaws that were not publicly disclosed prior to the deadline under Ironwood’s Bylaws for Stockholders to make proposals at the Annual Meeting, including all amendments which may not be in the best interests of Stockholders and all amendments which may be in the best interests of Stockholders.  Accordingly, if the Board amends Ironwood’s Bylaws prior to the Annual Meeting, the Participants will submit Proposal 4 for approval by the Stockholders at the Annual Meeting.  In the event that the Board does not amend Ironwood’s Bylaws prior to the Annual Meeting, the Participants expect to withdraw Proposal 4 and, if such proposal is withdrawn, all references herein to voting for Proposal 4 should be disregarded.

According to the Ironwood Proxy Statement, the approval of this proposal requires 80% of the votes entitled to be cast at the annual meeting, and abstentions and broker non-votes, if any, will have the same effect as a vote against this proposal.

WE STRONGLY URGE YOU TO VOTE FOR THE REPEAL OF NEW BYLAWS, BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT OR BY USING THE GOLD PROXY CARD TO VOTE BY TELEPHONE OR INTERNET. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES OF COMMON STOCK REPRESENTED BY THE GOLD PROXY CARD FOR THE REPEAL OF NEW BYLAWS.

OTHER MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

According to the Ironwood Proxy Statement, Ironwood is soliciting proxies with respect to two other proposals.  Please refer to the Ironwood Proxy Statement for a detailed discussion of these proposals, including various arguments in favor of and against such proposals.  These proposals are outlined below.  IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL OF THE SHARES OF COMMON STOCK REPRESENTED BY YOUR GOLD PROXY CARD [   ] PROPOSAL 2 AND FOR PROPOSAL 3 LISTED BELOW.

PROPOSAL 2 – ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

According to the Ironwood Proxy Statement, the Company will also solicit proxies with respect to a proposal for the Stockholders to approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Ironwood Proxy Statement pursuant to the compensation disclosure rules of the SEC, including Compensation Discussion and Analysis section, the tabular disclosure regarding such compensation, and the accompanying narrative disclosure.  Please refer to the Ironwood Proxy Statement for a discussion of such proposal.  The Participants intend to vote, and recommend that you vote, [] this proposal.

PROPOSAL 3 – RATIFICATION OF SELECTION OF AUDITORS

According to the Ironwood Proxy Statement, the Company will also solicit proxies with respect to a proposal for Stockholders to ratify the selection of Ernst & Young LLP as the Company’s auditor for the fiscal year ending December 31, 2018.  Please refer to the Ironwood Proxy Statement for a discussion of such proposal.  The Participants intend to vote, and recommend that you vote, FOR this proposal.

OTHER PROPOSALS

The Participants and their affiliates know of no other business to be presented at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is intended that the persons named on the enclosed GOLD proxy card will vote that proxy on such other matters in accordance with their judgment.

VOTING PROCEDURES

According to the Ironwood Proxy Statement, Ironwood’s Bylaws and applicable law, holders of shares of Ironwood’s Common Stock, at the close of business on the Record Date are entitled to notice of, and to vote at, the Annual Meeting.  Each share of Common Stock outstanding on the Record Date is entitled to one vote on each matter presented at the Annual Meeting and holders of shares of Class A Common Stock and of Class B Common Stock will vote together as a single class.

According to the Ironwood Proxy Statement, Ironwood’s Bylaws, Certificate of Incorporation and applicable law, directors will be elected by a plurality of the votes.  Plurality voting means that the individuals who receive the largest number of votes cast are elected as directors, up to the maximum number of directors to be chosen at the meeting. The election of the Nominee therefore requires that the Nominee be one of the top three nominees at the Annual Meeting (inclusive of the nominees put forth by the Company) in terms of the number of affirmative votes received.  Because no minimum vote is required, any shares of Common Stock not voted (whether by abstention, broker nonvote or otherwise) have no impact in the election of directors.

A quorum must be present, in person or represented by proxy, in order for the Company to hold the Annual Meeting.  A quorum is the presence in person or by proxy of a majority of the shares of Common Stock issued and outstanding and entitled to vote at the Annual Meeting.  The shares of Common Stock represented by a proxy marked “withhold” or “abstain” and broker non-votes (as described below) will be considered present at the Annual Meeting for purposes of determining a quorum.

ABSTENTIONS AND BROKER NON-VOTES
According to the Ironwood Proxy Statement, if you are a stockholder of record and you vote "abstain" or "withhold" on any matter, your shares will not be voted on that matter and will not be counted as votes cast in the final tally of votes on that matter. However, your shares will be counted for purposes of determining whether a quorum is present. If you are a beneficial owner holding through a broker nominee, you may instruct your nominee that you wish to abstain from voting on a proposal or withhold authority to vote for one or more nominees for director.

According to the Ironwood Proxy Statement, a broker nominee generally may not vote on "non-routine" matters without receiving your specific voting instructions. A "broker non-vote" occurs when a broker nominee holding shares in street name votes shares on some matters at the meeting but not others. Like abstentions, broker non-votes are counted as present and entitled to vote for quorum purposes, but are not counted as votes cast. At the annual meeting, your broker nominee will not be able to submit a vote on the election of directors, the advisory votes on named executive officer compensation or the Participants’ proposal unless it receives your specific instructions. If your nominee does not receive your specific instructions for these proposals, it will submit a broker non-vote.

According to the Ironwood Proxy Statement, although votes on the ratification of the selection of the Company's independent auditors are normally considered "routine" matters such that broker nominees may vote without instructions from beneficial owners, to the extent that your broker nominee provides you with the Participants’ proxy materials, it will not be able to vote your shares without your specific instructions and there will be no broker non-votes at the annual meeting. To the extent that your broker nominee does not provide you with the Participants’ proxy materials, your broker nominee will be able to vote on the ratification of the selection of the Company's independent auditors in their discretion even if it does not receive your instructions.

If your shares of Common Stock are held in street name, your broker or nominee has enclosed a voting instruction card with this Proxy Statement. We strongly encourage you to vote your shares of Common Stock by following the instructions provided on the voting instruction card.

According to the Ironwood Proxy Statement, the Stockholder vote on Proposal 2 – ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION is advisory and will not be binding on the Board.  However, in order to be approved on an advisory basis, this proposal must receive the “FOR” vote of a majority of the votes cast in person or by proxy at the Annual Meeting.  Abstentions and broker non-votes, if any, will have no effect on this proposal.

According to the Ironwood Proxy Statement, the Stockholder vote on Proposal 3 – RATIFICATION OF SELECTION OF AUDITORS – requires the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting for approval.  Abstentions and broker non-votes, if any, will not affect the outcome of this vote. If you do not provide your broker with voting instructions regarding Proposal 3, your broker may vote your shares in their discretion on Proposal 3 only to the extent that your broker has not provided you the Participants’ proxy materials.

As explained in the detailed instructions on your GOLD proxy card, there are four ways you may vote. You may:

1.	Sign, date and return the enclosed GOLD proxy card in the enclosed postage-paid envelope. We recommend that you vote on the GOLD proxy card even if you plan to attend the Annual Meeting;
2.	Vote via the Internet by following the voting instructions on the GOLD proxy card or the voting instructions provided by your broker, bank or other holder of record;
3.	Vote by telephone by following the voting instructions on the GOLD proxy card or the instructions provided by your broker, bank or other holder of record; or
4.
Vote in person by attending the Annual Meeting. Written ballots will be distributed to Stockholders who wish to vote in person at the Annual Meeting.  If you hold your shares of Common Stock through a bank, broker or other custodian, you must obtain a legal proxy from such custodian in order to vote in person at the meeting.

To submit a proxy with voting instructions by telephone please call the telephone number listed on the GOLD proxy card.  Proxies may also be submitted over the Internet.  Please refer to the GOLD proxy card for the website information.  In each case Stockholders will be required to provide the unique control number which has been printed on each Stockholder’s GOLD proxy card.  In addition to the instructions that appear on the GOLD proxy card, step-by-step instructions will be provided by a recorded telephone message for those Stockholders submitting proxies by telephone, or at the designated website for those Stockholders submitting proxies over the Internet.  Stockholders submitting their proxies with voting instructions by telephone or over the Internet will receive confirmation on the telephone that their vote by telephone was successfully submitted, and may provide an email address for confirmation that their vote by Internet was successfully submitted.

Whether or not you are able to attend the Annual Meeting, you are urged to complete the enclosed GOLD proxy and return it in the enclosed self-addressed, prepaid envelope.  All valid proxies received prior to the meeting will be voted.  If you specify a choice with respect to any item by marking the appropriate box on the proxy, the shares of Common Stock will be voted in accordance with that specification.  IF NO SPECIFICATION IS MADE, THE SHARES OF COMMON STOCK WILL BE VOTED (I) FOR DR. DENNER FOR DIRECTOR; (II) FOR THE PERSONS WHO HAVE BEEN NOMINATED BY IRONWOOD TO SERVE AS DIRECTORS, OTHER THAN [__]; (III)  [   ] THE ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION; (IV) FOR THE REPEAL OF NEW BYLAWS; (V) FOR THE RATIFICATION OF SELECTION AUDITORS; AND (VI) IN THE PROXY HOLDERS’ DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING (PROVIDED, HOWEVER, THAT SUCH PROXY HOLDER WILL BE PERMITTED TO USE SUCH DISCRETIONARY AUTHORITY ONLY FOR MATTERS WHICH THEY DO NOT KNOW, A REASONABLE TIME BEFORE THE SOLICITATION, ARE TO BE PRESENTED AT THE MEETING).

If you have any questions or require any assistance in executing your proxy, please call:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Stockholders call toll-free:  (800) 549-6746
Banks and Brokerage Firms call:  (212) 269-5550

PROXY PROCEDURES

IN ORDER TO SUPPORT THE NOMINEES AND VOTE AS RECOMMENDED BY THE PARTICIPANTS AT THE ANNUAL MEETING, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE OR USE THE GOLD PROXY CARD TO VOTE BY TELEPHONE OR INTERNET.

The accompanying GOLD proxy card will be voted at the Annual Meeting in accordance with your instructions on such card.

Only holders of record as of the close of business on the Record Date will be entitled to vote. If you were a Stockholder of record on the Record Date, you will retain your voting rights at the Annual Meeting even if you sell such shares of Common Stock after the Record Date.  Accordingly, it is important that you vote the shares of Common Stock held by you on the Record Date, or grant a proxy to vote such shares of Common Stock on the GOLD proxy card, even if you sell such shares of Common Stock after the Record Date.

IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY IT CAN VOTE SUCH SHARES OF COMMON STOCK AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, IF YOU WISH TO SUPPORT THE NOMINEES AND VOTE AS RECOMMENDED BY THE PARTICIPANTS AT THE ANNUAL MEETING PLEASE CONTACT THE PERSON

RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE ON YOUR BEHALF THE GOLD PROXY CARD AS SOON AS POSSIBLE.
REVOCATION OF PROXIES
Any Stockholder of record may revoke or change his or her proxy instructions at any time prior to the vote at the Annual Meeting by:

•	submitting a properly executed, subsequently dated GOLD proxy card that will revoke all prior proxy cards, including any white proxy cards which you may have submitted to Ironwood;

•	submitting a properly executed, subsequently dated WHITE proxy card that will revoke all prior proxy cards, including any gold proxy cards which you may have submitted to Ironwood;

•	instructing the Beneficial Owners by telephone or via the Internet as to how you would like your shares of Common Stock voted (instructions are on your GOLD proxy card);

•	attending the Annual Meeting and withdrawing his or her proxy by voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy); or

•	delivering written notice of revocation either to the Beneficial Owners c/o D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, NY 10005, or the Corporate Secretary of Ironwood.
Although a revocation is effective if delivered to Ironwood, the Beneficial Owners request that either the original or a copy of any revocation be mailed to the Beneficial Owners c/o D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, NY 10005, so that the Beneficial Owners will be aware of all revocations.
IF YOU PREVIOUSLY SIGNED AND RETURNED A WHITE PROXY CARD TO IRONWOOD, WE URGE YOU TO REVOKE IT BY (1) MARKING, SIGNING, DATING AND RETURNING THE GOLD PROXY CARD, (2) INSTRUCTING US BY TELEPHONE OR VIA THE INTERNET AS TO HOW YOU WOULD LIKE YOUR SHARES OF COMMON STOCK VOTED WITH RESPECT TO THE GOLD PROXY CARD, (3) ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON OR (4) DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE BENEFICIAL OWNERS OR TO THE CORPORATE SECRETARY OF THE COMPANY.

COST AND METHOD OF SOLICITATION

Solicitation of proxies will be made by Dr. Denner and Mr.  DiPaolo.  In connection therewith, Sarissa Offshore has retained D.F. King & Co., Inc. (“D.F. King”) to conduct the solicitation, for which D.F. King is to receive a fee of up to [  ].  Sarissa Offshore has agreed to indemnify D.F. King against certain liabilities and expenses.  Proxies may be solicited by mail, courier services, Internet, advertising, telephone or telecopier or in person.  It is anticipated that D.F. King will employ up to 25 persons to solicit proxies from Ironwood’s Stockholders for the Annual Meeting. The total expenditures in furtherance of, or in connection with, the solicitation of proxies is approximately [__] to date, and is estimated to be approximately [   ] in total.

In addition, it is anticipated that certain regular employees of the Beneficial Owners may participate in the solicitation of proxies in support of the proposal set forth herein.  Such employees will receive no additional consideration if they assist in the solicitation of proxies.

The Beneficial Owners will pay all costs associated with this solicitation.  Such Beneficial Owners may decide to seek reimbursement from the Corporation for such expenses if the Nominee is elected, but such reimbursement shall not be submitted to the stockholders of the Corporation for a vote thereon.

ADDITIONAL INFORMATION

Certain information regarding the securities of Ironwood held by Ironwood’s directors, management and 5% Stockholders is contained in the Ironwood Proxy Statement.  Relying on exceptions contained in the proxy rules, the Participants have not included such information here. Information concerning the date by which proposals of security holders intended to be presented at the next annual meeting of Stockholders of Ironwood must be received by Ironwood for inclusion in the Ironwood Proxy Statement and form of proxy for that meeting is also contained in the Ironwood Proxy Statement.  This information is expected to be contained in Ironwood’s public filings.  The Participants take no responsibility for the accuracy or completeness of such information contained in Ironwood’s public filings.

Date:  [__________, 2018]

Sarissa Capital Offshore Master Fund LP
 Sarissa Capital Catapult Fund LLC
Sarissa Capital Fund GP LLC
Sarissa Capital Fund GP LP
Sarissa Capital Offshore Fund GP LLC
Sarissa Capital Management GP LLC
Sarissa Capital Management LP
Alexander J. Denner, Ph.D.
Mark DiPaolo

ANNEX A

SECURITY OWNERSHIP OF THE DIRECT BENEFICIAL OWNERS

(1) Title of Class	(2) Name of Beneficial Owner[2]	(3) Amount of Beneficial Ownership[3]	(4) Percent of Class A Common Stock	(5) Percent of Class A Common Stock and Class B Stock
Class A Common Stock, par value $0.001 per share (“Shares”)	Sarissa Offshore	2,690,000	1.95%	1.77%
Shares	Sarissa Catapult	677,100.49%		.45%

1 Certain information regarding the securities of Ironwood held by Ironwood’s directors, management and 5% Stockholders is contained in the Ironwood Proxy Statement. Relying on the exceptions contained in the proxy rules, the Participants have not included such information here.
2 Please note that each Beneficial Owner listed in this table is, as of May [  ], 2018, the direct beneficial owner of the Shares set forth under the heading “(3) Amount of Beneficial Ownership” and that indirect beneficial ownership of Shares is described below in the text of this Annex A under the heading “Description of Beneficial Ownership and Beneficial Owners.”
3 Beneficial ownership determined in accordance with Rule 13d-3 under the Exchange Act and the Bylaws.

Description of Beneficial Ownership and Beneficial Owners

Sarissa GP LLC, is the general partner of Sarissa GP, which is a special non-managing member of Sarissa Catapult and the sole member of Sarissa Offshore GP, which is the general partner of Sarissa Offshore.  Sarissa Capital GP is the general partner of Sarissa Capital.  Sarissa Capital is a registered investment advisor to Sarissa Offshore and Sarissa Catapult and is also the managing member of Sarissa Catapult.  Alexander J. Denner, Ph.D., is the managing member of Sarissa GP LLC and Sarissa Capital GP and the Chief Investment Officer of Sarissa Capital.  As such, Dr. Denner is in a position indirectly to determine the investment and voting decisions made by each of the other Beneficial Owners. Mark DiPaolo, Esq. is a partner and the General Counsel of Sarissa Capital and is a partner of Sarissa GP.

The principal business address of (i) Sarissa Offshore is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands and (ii) each of Sarissa GP LLC, Sarissa GP, Sarissa Offshore GP, Sarissa Capital GP, Sarissa Capital, Sarissa Catapult, Dr. Denner and Mr. DiPaolo is c/o Sarissa Capital Management LP, 660 Steamboat Road, 3rd Floor, Greenwich, CT 06830.

Sarissa GP LLC is primarily engaged in the business of serving as the general partner of Sarissa GP.  Sarissa GP is primarily engaged in the business of serving as the general partner of certain investment funds (including Sarissa Offshore), and as the sole member of Sarissa Offshore GP and the special non-managing member of Sarissa Catapult.  Sarissa Offshore GP is primarily engaged in the business of serving as the general partner of Sarissa Offshore.  Sarissa Capital GP is primarily engaged in the business of serving as the general partner of Sarissa Capital.  Sarissa Capital is primarily engaged in the business of serving as a registered investment adviser to certain investment funds (including Sarissa Offshore and Sarissa Catapult) and as the managing member of Sarissa Catapult.  Dr. Denner is primarily engaged in the business of serving as the Chief Investment Officer of Sarissa Capital.  Mr. DiPaolo is primarily engaged in the business of serving as General Counsel of Sarissa Capital. Each of Sarissa Offshore and Sarissa Catapult is primarily engaged in the business of investing in securities.

The Beneficial Owners may be deemed to beneficially own, in the aggregate and within the meaning of Rule 13d-3 of the Exchange Act and the Bylaws, 3,367,100 shares of Class A Common Stock, representing (i) approximately 2.45% of the Corporation’s outstanding shares of Class A Common Stock (based upon the 137,620,349 shares of Class A Common Stock stated to be outstanding as of April 6, 2018 by the Corporation as set forth in the Ironwood Proxy Statement), and (ii) approximately 2.22% of the Corporation’s outstanding shares of Common Stock (based upon the 151,618,506 shares of Common Stock stated to be outstanding as of April 6, 2018 by the Corporation as set forth in the Ironwood Proxy Statement).

Sarissa Offshore has sole voting power and/or sole dispositive power with regard to 2,690,000 Shares. Each of Sarissa GP LLC, Sarissa GP, Sarissa Capital, Sarissa Capital GP and Dr. Denner has shared voting power and/or shared dispositive power with regard to such Shares. Sarissa Catapult has sole voting power and/or sole dispositive power with regard to 677,100 Shares.  Each of Sarissa GP LLC, Sarissa GP, Sarissa Offshore GP, Sarissa Capital, Sarissa Capital GP and Dr. Denner has shared voting power and/or shared dispositive power with regard to such Shares.

Each of Sarissa GP LLC, Sarissa GP, Sarissa Capital, Sarissa Capital GP and Dr. Denner, by virtue of their relationships to Sarissa Offshore, may be deemed to indirectly beneficially own the 2,690,000 Shares which Sarissa Offshore directly beneficially owns.  Each of Sarissa GP LLC, Sarissa GP, Sarissa Offshore GP, Sarissa Capital, Sarissa Capital GP and Dr. Denner, by virtue of their relationships to Sarissa Catapult, may be deemed to indirectly beneficially own the 677,100 Shares which Sarissa Catapult directly beneficially owns.  Other than Sarissa Offshore (which, as of May [__] 2018, is the record holder of [●] shares), none of the Beneficial Owners owns any Shares of record as of the date hereof.

Two-Year Summary Table:
The following table indicates the date of each purchase and sale of Shares by the Beneficial Owners within the past two years and the number of Shares in each such purchase and sale.

Name	Date	Shares of Class A Common Stock Purchased
Sarissa Offshore	10/13/2017	30,500
Sarissa Offshore	10/16/2017	8,451
Sarissa Offshore	10/17/2017	93,900
Sarissa Offshore	10/17/2017	46,950
Sarissa Offshore	10/18/2017	23,493
Sarissa Offshore	10/18/2017	15,131
Sarissa Offshore	10/19/2017	94,575
Sarissa Offshore	11/2/2017	151,000
Sarissa Offshore	11/3/2017	7,700
Sarissa Offshore	11/3/2017	195,000
Sarissa Offshore	11/6/2017	24,400
Sarissa Offshore	11/6/2017	209,696
Sarissa Offshore	11/7/2017	73,100
Sarissa Offshore	11/9/2017	50,000
Sarissa Offshore	11/10/2017	21,104
Sarissa Offshore	11/13/2017	97,400
Sarissa Offshore	11/13/2017	135,600
Sarissa Offshore	11/14/2017	14,696
Sarissa Offshore	11/15/2017	20,240
Sarissa Offshore	11/20/2017	62,064
Sarissa Offshore	12/5/2017	23,900
Sarissa Offshore	12/6/2017	95,800
Sarissa Offshore	12/7/2017	14,400
Sarissa Offshore	12/12/2017	1,600
Sarissa Offshore	12/14/2017	17,500
Sarissa Offshore	12/27/2017	24,000
Sarissa Offshore	12/29/2017	39,000
Sarissa Offshore	1/2/2018	4,800
Sarissa Offshore	1/25/2018	226,300

Sarissa Offshore	1/26/2018	177,000
Sarissa Offshore	1/26/2018	248,000
Sarissa Offshore	1/29/2018	88,500
Sarissa Offshore	1/29/2018	77,400
Sarissa Offshore	2/13/2018	50,000
Sarissa Offshore	2/13/2018	50,000
Sarissa Offshore	2/14/2018	125,000
Sarissa Offshore	2/23/2018	4,710
Sarissa Offshore	2/26/2018	47,090

Sarissa Catapult	10/13/2017	2,000
Sarissa Catapult	10/16/2017	549
Sarissa Catapult	10/17/2017	6,100
Sarissa Catapult	10/17/2017	3,050
Sarissa Catapult	10/18/2017	1,507
Sarissa Catapult	10/18/2017	983
Sarissa Catapult	10/19/2017	5,811
Sarissa Catapult	11/2/2017	4,000
Sarissa Catapult	11/3/2017	204
Sarissa Catapult	11/3/2017	5,000
Sarissa Catapult	11/6/2017	600
Sarissa Catapult	11/6/2017	5,400
Sarissa Catapult	11/7/2017	1,900
Sarissa Catapult	11/13/2017	2,600
Sarissa Catapult	11/13/2017	3,600
Sarissa Catapult	11/15/2017	1,760
Sarissa Catapult	11/20/2017	4,936
Sarissa Catapult	12/5/2017	1,100
Sarissa Catapult	12/6/2017	4,200
Sarissa Catapult	12/7/2017	600
Sarissa Catapult	12/12/2017	100
Sarissa Catapult	12/14/2017	800
Sarissa Catapult	12/27/2017	1,000
Sarissa Catapult	12/29/2017	1,000
Sarissa Catapult	1/2/2018	200
Sarissa Catapult	1/9/2018	63,000
Sarissa Catapult	1/10/2018	60,000
Sarissa Catapult	1/25/2018	3,700
Sarissa Catapult	1/26/2018	73,000
Sarissa Catapult	1/26/2018	102,000
Sarissa Catapult	1/29/2018	36,500
Sarissa Catapult	1/29/2018	27,600
Sarissa Catapult	2/6/2018	25,000
Sarissa Catapult	2/6/2018	60,000
Sarissa Catapult	2/6/2018	52,200

Sarissa Catapult	2/7/2018	50,000
Sarissa Catapult	2/8/2018	43,000
Sarissa Catapult	2/9/2018	22,100

IMPORTANT

Your vote is important, no matter how many or few shares you own.  We urge you to sign, date, and return the enclosed GOLD proxy card to vote “FOR” the election of the Nominee and “FOR” the repeal of new bylaws and in accordance with our recommendations on the other proposals on the agenda for the Annual Meeting.

1.          If your shares of Common Stock are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to [___], in the enclosed postage-paid envelope today.

2.          If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares, and these proxy materials, together with a GOLD voting instruction form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares on your behalf without your specific instructions.

3.          Depending upon your broker or custodian, you may be able to vote either by the Internet or by telephone toll-free. Please refer to the enclosed GOLD voting instruction form for directions on how to vote electronically. You may also vote by signing, dating and returning the enclosed GOLD voting instruction form.

Since only your latest dated proxy card will count, we urge you not to return any white proxy card or white voting instruction form you receive from the Company. Even if you return the management proxy card or voting instruction form marked “withhold” as a protest against the Ironwood nominees, it will revoke any GOLD proxy card or GOLD voting instruction form you may have previously sent to us. Please remember, you can vote for our Nominee only on our GOLD proxy card or GOLD voting instruction form. So please make certain that the latest dated proxy card or voting instruction form you return is the GOLD proxy card or GOLD voting instruction form.

If you have any questions or require any assistance in executing your proxy, please call:

D.F. King & Co., Inc.
 48 Wall Street, 22nd Floor
New York, New York 10005
Stockholders call toll-free:  (800) 549-6746
Banks and Brokerage Firms call:  (212) 269-5550

[PRELIMINARY COPY OF PROXY CARD, SUBJECT TO COMPLETION]

GOLD PROXY CARD
YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.
We encourage you to take advantage of Internet or telephone voting/
Both are available 24 hours a day, 7 days a week.
Internet and telephone voting is available through 11:59 p.m., Eastern Time, on May 30, 2018.

VOTE BY INTERNET          WWW.FCRVOTE.COM/[__]

Use the Internet to transmit your voting instructions up until 11:59 p.m., Eastern Time, on May 30, 2018. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.
OR
VOTE BY TELEPHONE          [1-866-829-5209]

Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m., Eastern Time, on May 30, 2018. Have your proxy card in hand when you call and then follow the instructions.
OR

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided to: [__].

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card. Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

CONTROL NUMBER
Ï  If submitting a proxy by mail, please sign and date the card on reverse and fold and detach card at perforation before mailing.  Ð

Ironwood Pharmaceuticals, Inc.	GOLD
PROXY CARD

THE PARTICIPANTS RECOMMEND A VOTE “FOR” THE ELECTION OF THE NOMINEES LISTED IN PROPOSAL 1 BELOW.
1. Election of directors ---Nominee:
   (1) Dr. Denner
   FOR ALL  ☐          WITHHOLD ALL ☐           FOR ALL EXCEPT  ☐
PLUS the persons who have been nominated by Ironwood to serve as directors, other than [__]. The Participants are NOT seeking authority to vote for and WILL NOT exercise any authority to vote for [__]. You should refer to the proxy statement and form of proxy distributed by Ironwood for the names, background, qualifications and other information concerning the Ironwood nominees.

NOTE: IF YOU DO NOT WISH YOUR SHARES VOTED “FOR” A PARTICULAR NOMINEE, MARK THE “FOR ALL EXCEPT” BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW. YOU MAY ALSO WITHHOLD AUTHORITY TO VOTE FOR THE PERSONS WHO HAVE BEEN NOMINATED BY IRONWOOD TO SERVE AS DIRECTORS OTHER THAN [__] BY WRITING THE NAMES OF SUCH NOMINEES FOR WHOM YOU WISH TO WITHHOLD AUTHORITY BELOW. YOUR SHARES WILL BE THEN VOTED FOR THE REMAINING NOMINEE(S).

THE PARTICIPANTS RECOMMEND THAT YOU VOTE [__] THIS PROPOSAL	FOR	AGAINST	ABSTAIN
2. A proposal to approve, on an advisory basis, the compensation of Ironwood Named Executive Officers.	☐	☐	☐
THE PARTICIPANTS RECOMMEND THAT YOU VOTE “FOR” THIS PROPOSAL.	FOR	AGAINST	ABSTAIN
3. Ratification of the selection of Ernst & Young LLP, as Independent Registered Public Accounting Firm	☐	☐	☐
for the fiscal year ending December 31, 2017.	FOR	AGAINST	ABSTAIN
THE PARTICIPANTS RECOMMEND A VOTE “FOR” THE REPEAL OF NEW BYLAWS.	☐	☐	☐
4. A proposal to repeal new bylaws.

Signature (Capacity)

Signature (if jointly held)

Date

Please sign exactly as your name(s) is (are) shown on the share certificate to which the Proxy applies. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

[PRELIMINARY COPY OF PROXY CARD, SUBJECT TO COMPLETION]

SIGN, DATE AND MAIL YOUR PROXY TODAY, UNLESS
YOU HAVE VOTED BY INTERNET OR TELEPHONE.

IF YOU HAVE NOT VOTED BY INTERNET OR TELEPHONE, PLEASE DATE, MARK, SIGN AND
RETURN THIS PROXY PROMPTLY. YOUR VOTE MUST BE RECEIVED NO LATER THAN [__] [A.M].
EASTERN TIME, [__], 2018, TO BE INCLUDED IN THE VOTING RESULTS.

The Proxy Statement, as well as other proxy materials distributed by the Participants, are available free of charge online at www.dfking.com/[__].

(CONTINUED AND TO BE SIGNED AND DATED ON THE REVERSE SIDE )
Ï  If submitting a proxy by mail, please sign and date the card on reverse and fold and detach card at perforation before mailing.  Ð

GOLD
IRONWOOD PHARMACEUTICALS, INC.
 PROXY CARD
ANNUAL MEETING OF STOCKHOLDERS, May 31, 2018, 9:00 A.M.

This proxy solicited by:
Sarissa Capital Offshore Master Fund LP, Sarissa Capital Catapult Fund LLC, Sarissa Capital Fund GP LLC, Sarissa Capital Fund GP LP, Sarissa Capital Offshore Fund GP LLC, Sarissa Capital Management GP LLC, Sarissa Capital Management LP, Dr. Alexander J. Denner and Mr. Mark DiPaolo (the “Participants”).
The undersigned hereby appoints and constitutes each of [Dr. Alexander Denner, Mark DiPaolo and Edward T. McCarthy,] (acting alone or together) as proxies, with full power of substitution in each, to represent the undersigned at the Annual Meeting of Stockholders of Ironwood Pharmaceuticals, Inc. (“Ironwood”) to be held on May 31, 2018 at 9:00 a.m. Eastern Time at Ironwood Pharmaceuticals, Inc., 301 Binney Street, Cambridge, Massachusetts 02142, and at any adjournment or postponement or continuations thereof (the “Annual Meeting”), hereby revoking any proxies previously given, to vote all shares of Common Stock of Ironwood held or owned by the undersigned and represented by this proxy card as directed below, and in their discretion upon such other matters as may come before the meeting (provided, however, that the persons named above will be permitted to use such discretionary authority only for matters which they do not know, a reasonable time before the solicitation, are to be presented at the meeting).
IF NO SPECIFICATION IS MADE, THE SHARES OF COMMON STOCK WILL BE VOTED (I) FOR Dr. Denner FOR DIRECTOR; (II) FOR THE PERSONS WHO HAVE BEEN NOMINATED BY IRONWOOD TO SERVE AS DIRECTORS, OTHER THAN [__]; (III)  [   ] THE ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION; (IV) FOR the Repeal of New Bylaws; (V) FOR THE RATIFICATION OF SELECTION AUDITORS; AND (VI) IN THE PROXY HOLDERS’ DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING (PROVIDED HOWEVER, THAT SUCH PROXY HOLDER WILL BE PERMITTED TO USE SUCH DISCRETIONARY AUTHORITY ONLY FOR MATTERS WHICH THEY DO NOT KNOW, A REASONABLE TIME BEFORE THE SOLICITATION, ARE TO BE PRESENTED AT THE MEETING).
CONTINUED, AND TO BE SIGNED AND DATED ON THE REVERSE SIDE.